SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”) held on December 3, 2018

1. Date, Time and Place: On December 3, 2018, at 2:00 p.m. physically attended at the headquarters of Gafisa S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2. Call Notice and Attendance: Call notice sent by Chairman of the Board to the electronic address of other members of the board of directors. Attendance: All members of the Board of Directors attended the meeting.

3. Composition of the Board.Chairman: Mu Hak You. Secretary: Karen Sanchez Guimarães.

4. Resolutions: The attending Board members unanimously resolved without reservations to replace current independent auditor, PriceWaterHouseCoopers Auditores Independentes with BDO RCS, which shall audit the Company’s accounts for the year 2018.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, December 3, 2018. Signatures (signed) Mu Hak You, Chairman; Karen Sanchez Guimarães, Secretary. Board members: Mu Hak You, Karen Sanchez Guimaraes, Ana Maria Loureiro Recart, Thiago Hi Joon You, Pedro Carvalho de Mello.

This is a faithful copy of the Minutes drawn up in the Company’s records.

_________________________________ Mu Hak You Chairman	_________________________________ Karen Sanchez Guimarães Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 4, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer